NEWS RELEASE

        ELD No. 09-15

TSX: ELD   NYSE-A: EGO

   July 21, 2009

Eldorado Files Final Short Form Prospectus to

Qualify Shares Issued in Consideration of the Acquisition of Gold Fields Stake in SinoGold

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to announce that Eldorado has filed a final short form prospectus dated July 20, 2009 (the “Prospectus”) in British Columbia and Ontario in connection with the share purchase and sale agreement dated June 3, 2009, as amended July 10, 2009 (the “Share Purchase Agreement”), with Gold Fields Australasia (BVI) Limited (“Gold Fields”) to acquire 57.9 million shares of Sino Gold Mining Limited (“Sino Gold”) (representing approximately 19.9% of the issued and outstanding shares of Sino Gold) (the “Gold Fields Transaction”).  A receipt for the Prospectus has been issued.

The Prospectus qualifies the 27,824,654 common shares of Eldorado to be issued to Gold Fields as consideration for the Sino Gold shares. The Eldorado common shares to be issued will not be subject to any statutory hold period.  For further information see the Prospectus.

Sino Gold is an Australian public company focused on the exploration and production of gold in China and is listed on the Australian Securities Exchange and Hong Kong Stock Exchange.  It has two operating mines, Jinfeng and White Mountain.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil China, Greece, and Turkey and surrounding regions.  We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive  Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the transaction.  Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors included, amongst others the following: the completion of the transaction being subject to the satisfaction of certain closing conditions and that the number of shares to be acquired or issued  are subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, reserves, and metallurgical recoveries; mining operational risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com